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                              November 10, 2022

       Pun Leung Liu
       Chief Financial Officer
       YXT.COM Group Holding Limited
       Floor 20, Building 2, No. 209, Zhuyuan Road
       High-tech District, Suzhou,
       Jiangsu, 215011, People   s Republic of China

                                                        Re: YXT.COM Group
Holding Limited
                                                            Amendment No. 4 to
Draft Registration Statement on Form F-1
                                                            Submitted October
27, 2022
                                                            CIK No. 0001872090

       Dear Pun Leung Liu:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       October 12, 2022 letter.

       Amendment No. 4 to Draft Registration Statement on Form F-1

       VIE Consolidating Schedule (Unaudited), page 25

   1. The line item "Equity in loss of the Group's entities" and related footnote (2) to the consolidating statement
of operations implies that the income (loss) of the VIEs is treated similar to an equity
method investment. Please revise to separately present, and
                                                        appropriately label,
amounts related to your subsidiaries, which may be equity method investments, and
amounts related to the VIEs. For example, amounts related to the VIEs may be labeled
"Income/(loss) of the VIEs." Similar revisions should be made to the
                                                           Investments deficit
to the Group's entities    and "Investments to the Group   s entities" line
 Pun Leung Liu
YXT.COM Group Holding Limited
November 10, 2022
Page 2
         items and related footnote in the consolidating balance sheets. For example, amounts related to the VIEs may be labeled "Net assets of the VIEs."
Risk Factors
From time to time, we may become defendants in legal proceedings..., page 37

2.       We note your disclosure that    the other shareholder of CEIBS PG
holding the remaining
         40% equity interest, stated publicly that we had infringed its intellectual property rights and CEIBS was not aware of and did not recognize the associated share purchase of
         Shanghai China Europe and Shanghai Fenghe by Yunxuetang Network, the
VIEs.    With
         respect to the dispute involving CEIBS PG, please discuss any potential risks related to challenges of your ownership stake in CEIBS PG.
Consolidated Financial Statements
1. Principal Activities and Organization
(b) History of the Group and Basis of Presentation for the Reorganization, page F-14

3. We note your response and revised disclosures to prior comment 9. Please further revise to remove your reference to "ownership" from the percentage of ownership column in the
         VIEs table on pages F-15 and F-85 as this implies you have some kind of equity ownership in the VIEs. Please relabel this column so that it appropriately reflects the fact that you hold only an economic interest in the VIEs via contractual arrangements.
General

4. We make reference to the response to our prior comment 31 that you provided in your
       September 28, 2021 letter. Our prior comment 31 requested, in part, that you provide an analysis of the status of the Company and its subsidiaries under Section 3(a)(1)(C) of the
       1940 Act. Your response focused on the application of Rule 3a-8 under the 1940 Act and did not include the requested calculation(s) under Section 3(a)(1)(C). Although we
       understand that it is the Company   s intent to rely on Rule 3a-8, we
reissue our request that
       you provide all relevant calculations under Section 3(a)(1)(C) (on an unconsolidated
FirstName LastNamePun Leung Liu
       basis), identifying each constituent part of the numerator(s) and denominator(s). To the
Comapany   NameYXT.COM
       extent                  Group
              that your analysis      Holding
                                  depends      Limited
                                          on the  legal treatment of subsidiary
entities under
       Section
November        3(a)(2)
           10, 2022     of the
                      Page 2 1940 Act, please provide a legal analysis supporting such treatment.
FirstName LastName
 Pun Leung Liu
FirstName
YXT.COMLastNamePun      Leung Liu
           Group Holding  Limited
Comapany 10,
November  NameYXT.COM
              2022         Group Holding Limited
November
Page 3    10, 2022 Page 3
FirstName LastName
        You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or
Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone,
Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Li He